September 26, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit H of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BZX Exchange, Inc. (the "Exchange").

For Exhibit H, the Exchange is filing an amendment to reflect an update to the existing Commodity-Based Trust Shares Listing Application. Additional representations have been added.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit H currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 09/26/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **09/26/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25004849

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone)
(312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe BZX Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/26/25 (MM/DD/YY) — Cboe BZX Exchange, Inc. (Name of Applicant)

By: *Laura Dickman* [signature executed at 2:00pm on 09/26/25] (Signature) — Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Commodity-Based Trust Shares Listing Application

Cboe BZX Exchange, Inc. Listing Application and Related Forms:
Commodity-Based Trust Shares

To list a series of Commodity-Based Trust Shares on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST The following documentation is required to be submitted prior to launch:		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Security Information Spreadsheet	
☐	Component Instruments Data	
☐	Executed Authorization of listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 48 hours prior to launch*:*		
☐	Effective Registration Statement (S-1)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	

City, State, Zip:	
Phone:	Website:
SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	

City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol:	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listingmarket: ___________________ Current ticker symbol: _______ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

TRUST INFORMATION
Trust Name (the “Company”, which includes the sponsor):

Upon the Trust’s listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust’s activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust’s behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term “related party transaction” refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term “related party transactions” refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Trust must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Trust should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Trust has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Trust is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Authorization of Issuance and Listing

☐ Check here if the Trust has included with this application a Sponsor Certificate or other appropriate documentation authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Exchange Rule 14.11(e)(4)(D)(ii)

☐ Check here if the Trust affirms that each security held by the Trust will meet the criteria of Exchange Rule 14.11(i) (Managed Fund Shares), paragraphs (4)(C)(i) and (ii).

Exchange Rule 14.11(e)(4)(E)

☐ Check here if the Trust affirms it will disclose prominently on its website, which is publicly available and free of charge, the following information:

i. Before the opening of regular trading on the Exchange, for the Trust's commodities, Commodity-Based Assets, securities, cash and Cash Equivalent, to the extent applicable:

   a) ticker symbol;

   b) identifier;

   c) description of the holding;

   d) the quantity of each commodity, Commodity-Based Asset, security, cash, and Cash Equivalent held; and

   e) the percentage weighting of the Trust's assets.

ii. The Trust's current Net Asset Value per share, Market Price, and Premium or Discount, each as of the end of the prior business day;

iii. A table showing the number of days the Trust's shares traded at a Premium or Discount during the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the Trust, if shorter);

iv. A line graph showing the Trust share's Premiums or Discounts for the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the Trust, if shorter);

v. The Trust share's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by:

a) identifying the Trust share's national best bid and national best offer as of the end of each 10-second interval during each trading day of the last 30 calendar days;

b) dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and

c) identifying the median of those values.

vi. Liquidity risk policies and procedures as described in paragraph (G) of this Rule 14.11(e)(4); Note: See 'Exchange Rule 14.11(e)(4)(G)' below

vii. The Trust's methodology for the calculation of its Net Asset Value;

viii. The Trust's trading volume for the previous day; and

ix. The Trust's effective prospectus, in a form available for download.

Exchange Rule 14.11(e)(4)(F)

☐ Check here if the Trust affirms that it may not seek, directly or indirectly, to provide investment returns that correspond to the performance of an index, benchmark, or reference value by a specified multiple, or to provide investment returns that have an inverse relationship to the performance of an index, benchmark, or reference value, over a predetermined period of time.

Exchange Rule 14.11(e)(4)(G)

☐ Check here if the Trust affirms that if it has on a daily basis less than 85% of its assets readily available to meet redemption requests, the Trust must have written liquidity risk policies and procedures reasonably designed to address the risk that it could not meet requests to redeem shares issued by the Trust without significant dilution of remaining shareholders' interest in the Trust. Such policies and procedures must be periodically reviewed (with such review occurring no less frequently than annually) by the Trust and must address the following, as applicable. For purposes of this Rule 14.11(e)(4), an asset is deemed not readily available to meet redemption requests if it is segregated, pledged, hypothecated, encumbered or otherwise restricted or prevented from being liquidated, sold, transferred, or assigned within one business day.

i. The Trust's investment strategy and liquidity of the Trust's assets during normal and stressed conditions, including use of derivatives and whether the investment strategy is appropriate for effective and efficient arbitrage;

ii. Holdings of cash and Cash Equivalents, as well as borrowing arrangements and other funding sources; and

iii. Percentage and description of the Trust's assets that are segregated, pledged, hypothecated, encumbered, or otherwise restricted or prevented from being liquidated, sold, transferred or assigned.

Exchange Rule 14.11(e)(4)(M)

☐ Check here if the Trust affirms that if the value of a Commodity-Based Trust Share is based in whole or in part on an index that is maintained by a broker-dealer, the broker-dealer shall erect and maintain a "firewall" around the personnel responsible for maintenance of such index or who have access to information concerning changes and adjustments to the index.

☐ Check here if the Trust affirms that any advisory committee, supervisory board, or similar entity that advises an index licensor or administrator or that makes decisions regarding the index composition, methodology, and related matters must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index.

☐ Check here if the Trust affirms that if it is affiliated with any entity that has the ability to influence the price or supply of a commodity, or a commodity underlying a Commodity-Based Asset, held by the Trust, the Trust shall (a) implement and maintain a "firewall" between any such entity and the Trust, (b) have written policies and procedures designed to prevent the use and dissemination of material, non-public information regarding the Trust, and (c) have written policies and procedures designed to prevent fraudulent, deceptive or manipulative acts, practices, or courses of business with respect to the Trust and such commodity.

<table>
<tr><th colspan="2">AFFIRMATION</th></tr>
<tr><td>(Name of Individual)</td><td>(Title)</td></tr>
<tr><td colspan="2">(Trust Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>(Signature of Authorized Officer)</td><td>(Date)</td></tr>
</table>

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and

trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application
☐ Updated issuer description

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Corporation or Trust Name)	

